CONSENT OF QUALIFIED PERSON

FILED BY SEDAR

I, Kelly Shea McLeod, P.Eng, consent to the public filing by Timmins Gold Corp. of the technical report titled “Ana Paula Project Preliminary Economic Assessment, Guerrero State, Mexico” and dated effective February 02, 2016 (the “Technical Report”).

I also consent to any extracts from, or a summary of, the Technical Report in the March 23, 2016 news release of Timmins Gold Corp. (the “News Release”).

I certify that I have read the News Release filed by Timmins Gold Corp. and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

DATED this 23rd day of March, 2016

(original signed and sealed) “Kelly Shea McLeod, P.Eng”

________________
Kelly Shea McLeod, P.Eng

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